UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM U-13-60

                          ANNUAL REPORT


                          FOR THE PERIOD

Beginning  January 1, 1996    and Ending   December 31, 1996

                              TO THE

              U.S. SECURITIES AND EXCHANGE COMMISSION

                                 OF

                     Entergy Enterprises, Inc.
                  (Exact Name of Reporting Company)


A    Subsidiary    Service Company
  ("Mutual" or "Subsidiary")

Date of Incorporation December 30, 1983 If not Incorporated, Date of

Organization            State or Sovereign Power under which Incorporated or

Organized Louisiana

Location of Principal Executive Offices of Reporting Company

900 S. Shackleford, Little Rock, Arkansas  72211

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Mr. Gerald D. McInvale  Chief Financial Officer & Executive Vice President
(Name)                   (Title)
P. O. Box 61000, New Orleans, LA. 70116
           (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting

Company:

                            Entergy Corporation


                                1 of 28 pages

                                2 of 28 pages (Blank)

               INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.  Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions.
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart.
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                           3 of 28 pages

   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                             Schedule or     Page
       Description of Schedules and Accounts                                Account Number  Number
Comparative Balance Sheet                                                    Schedule I        5
Service Company Property                                                     Schedule II       7
Accumulated Provision for Depreciation and Amortization of Service
   Company Property                                                          Schedule III      8
Investments                                                                  Schedule IV       9
Accounts Receivable from Associate Companies                                 Schedule V        9
Fuel Stock Expenses Undistributed                                            Schedule VI      10
Stores Expense Undistributed                                                 Schedule VII     10
Miscellaneous Current and Accrued Assets                                     Schedule VIII    11
Miscellaneous Deferred Debits                                                Schedule IX      11
Research, Development, or Demonstration Expenditures                         Schedule X       11
Proprietary Capital                                                          Schedule XI      12
Long-Term Debt                                                               Schedule XII     13
Current and Accrued Liabilities                                              Schedule XIII    14
Notes to Financial Statements                                                Schedule XIV     14
Comparative Income Statement                                                 Schedule XV      15
Analysis of Billing - Associate Companies                                    Account 457      16
Analysis of Billing - Nonassociate Companies                                 Account 458      17
Analysis of Charges for Service - Associate and Nonassociate Companies       Schedule XVI     18
Schedule of Expense of Department or Service Function                        Schedule XVII   19-20
Departmental Analysis of Salaries                                            Account 920      21
Outside Services Employed                                                    Account 923      21
Employee Pensions and Benefits                                               Account 926      22
General Advertising Expenses                                                 Account 930.1    22
Miscellaneous General Expenses                                               Account 930.2    23
Rents                                                                        Account 931      23
Taxes Other Than Income Taxes                                                Account 408      24
Donations                                                                    Account 426.1    24
Other Deductions                                                             Account 426.5    25
Notes to Statement of Income                                                 Schedule XVIII   25
Annual Report of Entergy Integrated Solutions, Inc.                          Schedule XIX     26


                         LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                                             Page
                        Description of Reports or Statements                                Number

Organization Chart                                                                            27
Methods of Allocation                                                                         27
Annual Statement of Compensation for Use of Capital Billed                                    27
Disclaimer of Subsidization                                                                   27





                             4 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   Schedule I - Comparative Balance Sheet


Give balance sheet of the Company as of December 31 of the current and prior year.

Account                    Assets and Other Debits                             As of December 31
                                                                             Current         Prior
        Service Company Property
  101   Service company property (Schedule II)                             $5,963,020     $3,570,707
  107   Construction work in progress (Schedule II)
                                                                         ------------   ------------
            Total Property                                                  5,963,020      3,570,707
                                                                         ------------   ------------

  108   Less accumulated provision for depreciation and amortization of service
        company property (Schedule III)                                     2,324,315      1,435,109
                                                                         ------------   ------------
            Net Service Company Property                                    3,638,705      2,135,598
                                                                         ------------   ------------

        Investments

  123   Investments in associate companies (Schedule IV)                   80,448,888     91,795,937
  124   Other Investments (Schedule IV)                                                    1,876,038
  128   Special Funds (Schedule IV)                                            82,993         30,000
                                                                         ------------   ------------
            Total Investments                                              80,531,881     93,701,975
                                                                         ------------   ------------

        Current and Accrued Assets

  131   Cash                                                                2,042,513        361,927
  135   Working funds                                                         260,990        113,750
  136   Temporary cash investments (Schedule IV)                                           4,482,334
  141   Notes receivable
  143   Accounts receivable                                                   (15,168)        24,286
  144   Accumulated provision of uncollectible accounts
  146   Accounts receivable from associate companies (Schedule V)          26,308,349     14,506,718
  152   Fuel stock expenses undistributed (Schedule VI)
  154   Materials and supplies
  163   Stores expense undistributed (Schedule VII)
  165   Prepayments
  174   Miscellaneous current and accrued assets (Schedule VIII)                               9,758
                                                                         ------------   ------------
            Total Current and Accrued Assets                               28,596,684     19,498,773
                                                                         ------------   ------------

        Deferred Debits

  181   Unamortized debt expense
  184   Clearing accounts
  186   Miscellaneous deferred debits (Schedule IX)                          (980,702)      (215,679)
  188   Research, development, or demonstration expenditures (Schedule X)
  190   Accumulated deferred income taxes                                   9,074,876      7,741,826
                                                                         ------------   ------------
            Total Deferred Debits                                           8,094,174      7,526,147
                                                                         ------------   ------------
            TOTAL ASSETS AND OTHER DEBITS                                $120,861,444   $122,862,493
                                                                         ============   ============

                                5 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                     Schedule I - Comparative Balance Sheet


Account          Account Liabilities and Proprietary Capital                 As of December 31
                                                                            Current         Prior
        Proprietary Capital
  201   Common stock issued (Schedule XI)                                 $57,400,000    $54,400,000
  211   Miscellaneous paid-in-capital (Schedule XI)                       150,000,000    125,000,000
  215   Appropriated retained earnings (Schedule XI)
  216   Unappropriated retained earnings (Schedule XI)                   (108,951,736)   (67,387,677)
                                                                         ------------   ------------
           Total Proprietary Capital                                       98,448,264    112,012,323
                                                                         ------------   ------------

        Long-Term Debt

  223   Advances from associate companies (Schedule XII)
  224   Other long-term debt (Schedule XII)
  225   Unamortized premium on long-term debt
  226   Unamortized discount on long-term debt-debit
  227   Capital Leases
                                                                         ------------   ------------
           Total Long-Term Debt
                                                                         ------------   ------------

        Current and Accrued Liabilities

  231   Notes payable
  232   Accounts payable                                                    9,295,609      2,828,276
  233   Notes payable to associate companies (Schedule XIII)
  234   Account payable to associate companies (Schedule XIII)              1,077,669        542,369
  236   Taxes accrued                                                         702,794      1,086,097
  237   Interest accrued
  238   Dividends declared
  241   Tax collections payable                                              (114,979)        61,246
  242   Miscellaneous current and accrued liabilities (Schedule XIII)       5,401,980      2,149,908
                                                                         ------------   ------------
           Total Current and Accrued Liabilities                           16,363,073      6,667,896
                                                                         ------------   ------------

        Deferred Credits

  253   Other deferred credits (See Note 9)                                 6,050,107      4,182,274
  255   Accumulated deferred investment tax credits
                                                                         ------------   ------------
            Total Deferred Credits                                          6,050,107      4,182,274
                                                                         ------------   ------------

  282   Accumulated Deferred Income Taxes

                                                                         ------------   ------------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL                    $120,861,444   $122,862,493
                                                                         ============   ============

                                  6 of 28 pages


     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                        For the Year Ended December 31, 1996

                       Schedule II - Service Company Property


                                       Balance at             Retirements               Balance
                                       Beginning                   or      Other (1)    at Close
          Description                   of Year    Additions     Sales      Changes     of Year
Service Company Property

Account
  301   Organization                     $126,136                                        $126,136
  303   Miscellaneous Intangible Plant                $16,660     $17,516                    (856)
  304   Land and Land Rights
  305   Structures and Improvements
  306   Leasehold Improvements            951,264     931,270                           1,882,534
  307   Equipment
  308   Office Furniture and
        Equipment                       2,493,307   1,461,899                           3,955,206
  309   Automobiles, Other Vehicles
        and Related Garage Equipment
  310   Aircraft and Airport Equipment
  311   Other Service Company
        Property (3)
                                       ----------------------------------------------------------
                       SUB-TOTAL        3,570,707   2,409,829      17,516               5,963,020
                                       ----------------------------------------------------------
  107   Construction Work in Progress
                                       ----------------------------------------------------------
                           TOTAL       $3,570,707  $2,409,829     $17,516              $5,963,020
                                       ==========================================================

(1) Provide an explanation of those changes considered material:


(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                             Balance at
            Subaccount Description               Additions  Close of Year
Office Furniture and Equipment
        Furniture                                 $532,205   $1,544,744
        Computer Equipment                         719,985    1,619,095
        Telephone                                  209,709      791,367
                                                ----------   ----------
                                    TOTAL       $1,461,899   $3,955,206
                                                ==========   ==========

(3) Describe other service company property:



                             7 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

  Schedule III - Accumulated Provision for Depreciation and Amortization of
                         Service Company Property


                                         Balance at  Additions                  Other      Balance
                                         Beginning   Charged to              Changes Add   at Close
          Description                     of Year   Account 403   Retirements (Deduct) (1)  of Year
Account
  301    Organization                     $75,678     $25,227          $0          $0    $100,905
  303    Miscellaneous Intangible Plant
  304    Land and Land Rights
  305    Structures and Improvements
  306    Leasehold Improvements           514,245     189,960           0           0     704,205
  307    Equipment
  308    Office Furniture and Fixtures    845,186     674,019           0           0   1,519,205
  309    Automobiles, Other Vehicles
         and Related Garage Equipment
  310    Aircraft and Airport Equipment
  311    Other Service Company
         Property
                                        ---------------------------------------------------------
                           TOTAL        $1,435,109   $889,206          $0          $0  $2,324,315
                                        =========================================================

(1) Provide an explanation of those changes considered material:




                                8 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996
                        Schedule IV - Investments
Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.


                                                                      Balance at       Balance at
                                         Description               Beginning of Year  Close of Year
Account 123 - Investment in Associate Companies
     Entergy Integrated Solutions, Inc.  (13,500 Shares Common Stock)   $91,795,937      $77,619,369
     Entergy Operations Services, Inc.  (3,000 Shares Common Stock)               0        2,829,519

Account 124 - Other Investments
     First Pacific Networks, Inc.  (1,715,235 shares, $.001 Par
      Common Stock)                                                       1,876,038                0

Account 128 - Special Funds
     California, Florida, Houston & EOSI office security deposits            30,000           82,993

Account 136 - Temporary Cash Investments
     Commercial paper                                                     4,482,334                0
                                                                        -----------      -----------
                                                        TOTAL           $98,184,309      $80,531,881
                                                                        ===========      ===========

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                    For the Year Ended December 31, 1996
        Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                        Balance at       Balance at
                                         Description                 Beginning of Year  Close of Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Richmond Power Corp.                                                     $0          $14,631
Entergy Power Development Corp.                                          14,035,540        5,950,724
Entergy Argentina S.A., Ltd.                                                163,458                0
Entergy S.A.                                                                      0              658
Entergy Power Development International Corp.                                     0       10,393,507
Entergy Power, Inc.                                                         282,516          332,088
Entergy Power Edegel                                                              0        3,607,123
Entergy ISI                                                                  (3,543)          73,093
Entergy Pakistan, Ltd.                                                       20,828           24,570
Entergy Power CBA Holding, Ltd.                                                   0           85,538
Entergy Power Marketing Corp.                                                     0        1,053,972
Entergy Operations Services, Inc.                                                 0          100,603
Entergy Power Operations Corp.                                                    0          908,031
Entergy Power Edesur Holding                                                      0           86,179
Entergy Technologies Holding Corp.                                                0        3,677,603
Entergy Power Operations Pakistan, Ltd.                                           0               29
Entergy Services Inc.                                                         3,993                0
Entergy Power Holdings I, Ltd.                                                3,926                0
                                                                        -----------      -----------
                                                        TOTAL           $14,506,718      $26,308,349
                                                                        ===========      ===========

                                                                                            Total
Analysis of Convenience or Accommodation Payments:                                         Payments
Entergy Integrated Solutions, Inc. - Consulting                                             $333,735

                                                                                            --------
                                                                   TOTAL PAYMENTS           $333,735
                                                                                            ========

                           9 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

              Schedule VI - Fuel Stock Expenses Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                    Description                     Labor     Expenses  Total

Account 152 - Fuel Stock Expenses Undistributed     None        None     None
                                                    --------------------------
                                        TOTAL       - 0 -       - 0 -    - 0 -
                                                    ==========================
Summary:





    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                 Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                    Description               Labor     Expenses      Total

Account 163 - Stores Expense Undistributed    None        None         None
                                              ------------------------------
                             TOTAL            - 0 -       - 0 -        - 0 -
                                              ==============================

                               10 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

          Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                          Balance at       Balance at
                   Description                        Beginning of Year  Close of Year
Account 174 - Miscellaneous Current and Accrued Assets
Interest Receivable on Temporary Investments                  $9,758           $0
                                                              ------           --
                                                              $9,758           $0
                                                              ======           ==

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                Schedule IX - Miscellaneous Deferred Debits


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                Balance at       Balance at
             Description                     Beginning of Year  Close of Year
Account 186 - Miscellaneous Deferred Debits

Employee Benefits                                ($135,281)     ($1,068,792)
Non-Productive Time                                (80,398)          83,490
Intercompany Suspense                                    0            4,600
                                                 ---------       ----------
                               TOTAL             ($215,679)       ($980,702)
                                                 =========       ==========

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

      Schedule X - Research, Development or Demonstration Expenditures


Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

               Description                                          Amount

Account 188 - Research, Development, or Demonstration Expenditures   None
                                                                     -----
                                                    TOTAL            - 0 -
                                                                     =====


                        11 of 28 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                     For the Year Ended December 31, 1996

                       Schedule XI - Proprietary Capital

                                 Number of Shares    Par or Stated     Outstanding Close of Period
Account Number    Class of Stock     Authorized     Value Per Share   No. of Shares     Total Amount
201             Common Stock Issued   100,000             None            57,400         $57,400,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

               Description                                         Amount

Account 211    Miscellaneous Paid-in Capital                     $150,000,000
                Capital contribution from Entergy Corporation
                  to invest in Entergy ISI
Account 215    Appropriated Retained Earnings                         None
                                                                 ------------
                                             TOTAL               $150,000,000
                                                                 ============
Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                    Balance at       Net Income       Dividends        Balance at
                  Description                    Beginning of Year   -or (loss)          Paid        Close of Year
Account 216  - Unappropriated Retained Earnings    ($67,387,677)    ($41,564,060)        None        ($108,951,737)
                                                   ---------------------------------------------------------------
                                  TOTAL            ($67,387,677)    ($41,564,060)       - 0 -        ($108,951,737)
                                                   ===============================================================


                                   12 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                      For the Year Ended December 31, 1996

                          Schedule XII - Long-Term Debt


Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                        Terms of Obligation                                   Balance at                           Balance at
                           Class & Series    Date of     Interest    Amount    Beginning                              Close
       Name of Creditor    of Obligation    Maturity      Rate     Authorized   of Year    Additions   Deductions(1) of Year
Account 223 - Advances from
Associate Companies:
                                                                      None        None                                None

Account 224 - Other Long-Term
Debt:                                                                 None        None                                None


                                                                      -----------------------------------------------------

                                 TOTAL                                              $0          $0          $0          $0
                                                                      =====================================================



                                13 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

              Schedule XIII - Current and Accrued Liabilities


Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                           Balance at       Balance at
                               Description                             Beginning of Year  Close of Year
Account 233 - Notes Payable to Associate Companies                            None             None

                                                                            --------         --------
                                                         TOTAL                    $0               $0
                                                                            ========         ========
Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.                                                      $533,486         $702,567
Entergy Power, Inc.                                                                0           13,200
Entergy Power S.A.                                                                 0            8,645
Entergy Power Marketing Corp.                                                      0          302,920
Entergy Corporation                                                            8,883           50,337
                                                                            --------       ----------
                                                         TOTAL              $542,369       $1,077,669
                                                                            ========       ==========
Account 242 - Miscellaneous Current and Accrued Liabilities
Benefit Plans                                                             $2,160,572       $3,144,126
Outside Directors Stock Plan                                                 (11,116)         (22,201)
Accrued Liabilities - Office Relocations                                           0        2,280,055
Accrued Revenues                                                                 452                0
                                                                          ----------       ----------
                                                         TOTAL            $2,149,908       $5,401,980
                                                                          ==========       ==========

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                      For the Year Ended December 31, 1996

                   Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 14-A through 14-F.


                             14 of 28 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
                        (UNCONSOLIDATED)

              For the Year Ended December 31, 1996

          Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act (PURPA).

     Enterprises' principal activities now include; (1) preliminary development activities with respect to various investment opportunities for the Entergy System, (2) market to non-associates the System's expertise and capabilities in energy-related areas, including the expertise of Entergy Power, Inc. (EPI) gained from its bulk power business, (3) market to non-associates intellectual property developed by System companies, (4) provide various consulting, management, administrative and support services to associate companies, excluding certain associate companies, (5) provide directly, or indirectly through one or more special purpose subsidiary companies of Entergy or Enterprises, various operations and maintenance services to non-associate or associate companies (other than the excluded companies), and (6) develop and field test a proposed telecommunications system for advanced energy management and other utility applications.

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated
     January 11, 1983.

     All   transactions  between  Enterprises  and   the   System
     companies are on a full cost reimbursement basis.

  B.  System of Accounts

     The accompanying financial statements include the accounts of Enterprises. The financial statements report Enterprises' subsidiary, Entergy Systems and Service, Inc. (Entergy Systems) under the equity method of accounting for investments in common stock. The accounts of Enterprises are maintained in accordance with the system of accounts prescribed by the SEC.

  C.  Cash and Cash Equivalents

     For the purpose of Statement of Cash Flows, Enterprises considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  D.  Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture and equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

  E.  Goodwill

     Intangible   assets  consist  primarily  of  goodwill   that
     represents the excess of cost over the fair value of net assets acquired, and the balance is being amortized over five years using the straight-line method.

  F.Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  G.Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets and liabilities and loss carryforwards, and that deferred tax balances be based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.

2.   TRANSACTIONS WITH AFFILIATES

     Entergy Services provides technical and consulting services and other assistance to Enterprises at cost (except as indicated in Note 1) which amounted to $4,367,000, $2,875,000 and $1,474,000 for the years 1996, 1995 and 1994, respectively.

3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefit for its taxable loss. Accordingly, a long-term receivable has been recorded at December 31, 1996 to reflect the tax benefit of the Company's cumulative loss in jurisdictions in which the Company files combined or consolidated returns. (Federal, Arkansas, and Mississippi for 1996)

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 1996 and 1995.

                                                         1996           1995
Deferred Tax Assets/(Liabilities):
      Equipment and fixed assets                       273,578         158,301
      Deferred charges and other                     3,203,615       2,177,221
      Unrealized loss on marketable securities       2,142,726       3,117,676
      Other intangible assets                        1,665,592       1,594,141
      Business Development Assignment                1,789,365         694,487
      State net operating loss carryforwards           325,753         325,753
                                                  ------------    ------------
Gross deferred tax asset/(liability)                 9,400,629       8,067,579

      State Deferred tax valuation allowance          (325,753)       (325,753)
                                                 -------------    ------------
Net Deferred Tax Assets/(Liabilities)            $   9,074,876    $  7,741,826
                                                 =============    ============

     The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined as FAS 109, regarding the realization of certain tax carryforward items does not exist and generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.


     The provision for intercompany (benefit) expense in lieu  of federal  income taxes for the year ended December  31,  1996 and 1995 consisted of the following:

                                                        1996           1995
                                                             (In dollars)
Current:
  Federal                                        $     265,910    $    464,956
  State                                                 98,270        (274,720)
                                                 -------------    ------------
      Total Current Income Tax Expense (Benefit)       364,180         190,236
                                                 -------------    ------------
Deferred:
  Federal                                           (1,443,681)     (4,762,907)
  State                                                110,630        (945,261)
  Valuation Allowance                                        -               -
                                                 -------------    ------------
               Total Deferred Income Tax Expense    (1,333,051)     (5,708,168)
                                                 -------------    ------------
  Recorded income tax expense                    $    (968,871)   $ (5,517,932)
                                                 =============    ============

     The  Company's  total income taxes differ from  the  amounts computed  by applying the statutory Federal income tax  rate
     to   income  before  taxes.   The  primary  reason  for  the
     difference is the effect of state income taxes.

     At December 31, 1996, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $3.3 million. These net operating loss carryforwards expire during various periods through 2011 depending on the taxing jurisdiction.

4.   INVESTMENT IN FIRST PACIFIC NETWORKS, INC. (FPN)

     During 1995, the Company experienced a continuing decline in market value per share of its investment in the common stock of FPN, and management determined that the decline in market value of the FPN investment was other than temporary. Accordingly, in 1995 the Company recognized such decline in the market value of its FPN investment in its results of operations as an other than temporary decline. In December 1996, the Company wrote-off the book value of its investment in FPN.

     In March 1994, Enterprises consummated with FPN an amendment to a Product License Agreement (the "License Agreement") entered into in July 1991 in connection with utility applications, being jointly developed by Enterprises and FPN, for FPN's patented communications technology. The original License Agreement primarily provided Enterprises an exclusive irrevocable license to make, use and sell the "Core Technology" in the "New Products" and sub-license to "Qualifying Utilities" the right to manufacture and provide the New Products to end users. The amendment removed Enterprises' right to manufacture or have manufactured the New Products. As consideration for the amendment of its rights, Enterprises received $2 million upon the execution of the amendment, which was recorded as a reduction of its investment in the original license agreement amount, and a $7 million unsecured, non-interest bearing obligation payable on demand after March 15, 1998. Given FPN's limited success to date in commercializing its patented communications technology, Enterprises is uncertain as to FPN's ability to meet its $7 million obligation. Consequently, enterprises has fully reserved this receivable.

     As a result of reliability problems encountered in connection with the testing of the New Products on May 24, 1995, Enterprises and FPN entered into a new amendment to the Product (the "Second Amended Agreement"), which, among other things, (i) terminated the parties' joint effort to complete the development of the New Products, (ii) retained and expanded Enterprises' exclusive license to make, use and market the New Products within the territorial limits of the Entergy System; and (iii) modified Enterprises' right to share in revenues derived from the marketing of the new Products outside the Entergy System. Although the Second Amended Agreement contemplates that FPN may proceed independently with the development of the New Products, given the above referenced problems and the resulting uncertainty concerning the long-term commercial success of the New Products, the Company has recognized a $1.6 million loss on the write-down of the remaining unamortized balance of the product license fee at December 31, 1995.

5.   INVESTMENT IN SYSTEMS AND SERVICE INTERNATIONAL, INC.

     In 1992, Enterprises formed a new subsidiary, Entergy Integrated Solutions, Inc. (EISI), formerly Entergy Systems and Service, Inc., to enter into the business of providing energy management services with an initial focus on efficient lighting technologies. On December 29, 1992, Entergy Systems acquired a 9.95% equity interest in Systems and Service International, Inc. (SASI), a manufacturer of efficient lighting products. Entergy Systems also made a loan to SASI, acquired the business and assets of SASI's distribution subsidiary, and entered into an agreement to distribute SASI's products.

     In April, 1995, Entergy Systems consummated a series of transactions with SASI which, among other things; amended the existing Distribution Agreement to provide for lower prices and eliminated minimum order quantities; provided for
     Entergy   System's  purchase  of  certain  additional   SASI
     developed technology; provided for a Confidentiality and Non-Competition Agreement with SASI; and provided for the redemption of Entergy System's common stock investment in SASI.

     In  January  1997, EIS exercised its option to  buy  certain
     Patents  ($250,000) and other technology  assets  ($850,000)
     from SASI which have ceased business operations.

6.   COMMON STOCK

     At December 31, 1996, Enterprises is authorized, by its Charter, to issue 100,000 shares of its common stock. During 1996, Enterprises received a capital contribution of $25 million. No shares of common stock were issued in the transaction. The proceeds of this contribution were used to provide an additional capital contribution to Entergy ISI with no additional common stock issued. In 1996 the Company issued 3,000 shares of common stock for $3,000,000 primarily to fund Entergy Operations Services, Inc., a wholly owned subsidiary of Entergy Enterprises, Inc.

     It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. On June 30, 1995, the SEC authorized Entergy to invest up to $350 million through December 31, 1997 in Enterprises. In addition to common stock, such investments may take the form of capital contributions, loans, and/or guarantees of the indebtedness or other obligations of Enterprises or certain of its affiliated companies.

7.   COMMITMENTS & CONTINGENCIES

     On June 21, 1993, Catalyst Technologies, Inc. ("Catalyst") filed a petition titled Catalyst Technologies, Inc. v. Electec, Inc. Francois D. V. de La Barre, and Richard McCarthy III, Civil District Court for the Parish of Orleans, No. 93-10063, Division "C" against Electec, Inc., the predecessor Company of Enterprises. The petition alleges breach of contract and obligation of good faith and fair dealings and bad faith breach of contract by Electec in conjunction with an agreement whereby Catalyst was required to raise a specified amount of funding in exchange for the right to acquire Electec's computer software technology marketing rights. Discovery in this matter has now been concluded. Trial is set for July 14, 1997. Catalyst's experts have rendered their opinion that Catalyst's damages range from $231 million to $258 million. Enterprises' experts have rendered their opinion that Catalyst's damages range from $0 to $600,000. The Company intends to contest the case vigorously; however, no assurance can be given as to the timing or outcome of this matter.

     Panda Energy Corporation (Panda) has commenced litigation in the Dallas District Court naming Entergy, Entergy Enterprises, Entergy Power Incorporated, Entergy Power Asia LTD, and the Company as defendants. The allegations against the defendants include, among others, tortuous interference with contractual relations, conspiracy, misappropriation of corporate opportunity, unfair competition and fraud, and constructive trust issues. Panda seeks damages of approximately $4.8 billion, of which $3.6 billion is claimed in punitive damages.

     During 1996, the trial court granted an order that was, in effect, a summary judgment in favor of the defendants. However, Panda Energy Corporation has appealed and all parties have filed their briefs and are awaiting the appellate court's decision. The Company and Entergy continue to believe that this lawsuit is without merit, that the damages claimed are not supportable, and that some or all of the claims against Entergy will be dismissed.

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

                    Schedule XV Statement of Income


Account                Description                 Current Year      Prior Year

        Income
  457   Services rendered to associate companies      $36,370,110      $15,879,036
  458   Services rendered to nonassociate companies       303,107          137,673
  418   Subsidiary Income                             (39,347,049)     (30,457,116)
  419   Interest Income                                   165,574          149,723
  421   Miscellaneous income or loss                   (1,849,332)               0
                                                      -----------      -----------
        Total Income                                   (4,357,590)     (14,290,684)
                                                      -----------      -----------

        Expense

  920   Salaries and wages                             17,064,825       10,574,432
  921   Office supplies and expenses                    8,443,813        4,977,511
  922   Administrative expense transferred - credit    (4,199,340)      (5,935,364)
  923   Outside services employed                      12,324,987        6,558,581
  924   Property insurance                                828,330           56,179
  925   Injuries and damages                               77,550           31,381
  926   Employee pensions and benefits                    679,502          684,522
  928   Regulatory commission expense
  930.1 General advertising expenses                            0           29,001
  930.2 Miscellaneous general expenses                     40,961           61,156
  931   Rents                                           1,778,426        1,427,145
  932   Maintenance of structures and equipment               669           10,648
  940   Active Development
  403   Depreciation and amortization expense             891,920        1,428,488
  408   Taxes other than income taxes                     221,306           15,149
  409   Income taxes                                      364,180          190,236
  410   Provision for deferred income taxes            (1,333,051)      (5,708,168)
  411   Provision for deferred income taxes - credit
  411.5 Investment Tax Credit
  426.1 Donations                                           4,900           32,090
  426.4 Political Contributions
  426.5 Other deductions                                   17,447        9,297,761
  427   Interest on long-term debt
  430   Interest on debt to associate companies
  431   Other interest expense                                 45                0
                                                      -----------      -----------
                              Total Expense            37,206,470       23,730,748
                                                      -----------      -----------


                       Net Income or (Loss)          ($41,564,060)    ($38,021,432)
                                                     ============     ============


                                        15 of 28 pages


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

                           Analysis of Billing

                    Associate Companies - Account 457


                                                 Direct       Indirect   Compensation     Total
                                                  Costs         Costs       For Use      Amount
           Name of Associate Company             Charged       Charged    of Capital     Billed
                                                  457-1         457-2        457-3
Entergy ISI                                        $333,935           $0                  $333,935

Entergy S.A.                                        143,629       58,487                   202,116

Entergy Argentina S.A.                              214,742       74,095                   288,837

Entergy Edesur                                       72,958       31,726                   104,684

Entergy Transener S.A.                              453,518      163,051                   616,569

Entergy Operations Services Inc.                    316,473       19,121                   335,594

Entergy Richmond Power Corp.                         65,067       20,015                    85,082

Entergy Power Edegel Inc.                         2,618,339    1,038,288                 3,656,627

Entergy Power CBA Holding Ltd.                       65,689       20,957                    86,646

Entergy Pakistan, Ltd.                               75,464       32,375                   107,839

Entergy Power, Inc.                               1,855,347      855,226                 2,710,573

Entergy Power Development Corp.                   9,181,900    5,993,290                15,175,190

Entergy Power Operations Pakistan LDC               656,827      251,225                   908,052

Entergy Technologies Holding Company              2,820,206      182,622                 3,002,828

Entergy Power Marketing Corp.                     2,535,733      900,019                 3,435,752

Entergy Power Development International           2,173,530    3,146,256                 5,319,786

                                                --------------------------------------------------
                                    TOTAL       $23,583,357  $12,786,753       - 0 -   $36,370,110
                                                ==================================================


                        16 of 28 pages


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

                           Analysis of Billing

                   Nonassociate Companies - Account 458

Instruction:
Provide a brief description of the services rendered to each nonassociate company:



                                             Direct        Indirect     Compensation                     Excess          Total
                                               Cost           Cost         For Use         Total           Or           Amount
     Name of Nonassociate Company            Charged        Charged      of Capital        Cost        Deficiency       Billed
                                              458-1          458-2          458-3                         458-4
Vidalia-Catalyst (Construction Management)   $201,437       $119,049                      $320,486       ($65,421)      $255,065

Costanera                                      45,960         18,051                        64,011        (15,969)        48,042
                                             -----------------------------------------------------------------------------------
                            TOTAL            $247,397       $137,100                      $384,497       ($81,390)      $303,107
                                             ===================================================================================



                                17 OF 28 PAGES


                      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                                         For the Year Ended December 31, 1996

             Schedule XVI - Analysis of Charges for Service - Associate and Nonassociate Companies

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                              Associate Company Charges         Nonassociate Company Charges  Total Charges for Service
                            Direct      Indirect                   Direct   Indirect             Direct       Indirect
Acct  Description of Items    Cost         Cost        Total        Cost      Cost    Total      Cost         Cost        Total
920   Salaries and Wages    $10,652,923  $ 5,775,949   $16,428,872 $ 45,960 $ 18,051  $ 64,011 $10,698,883 $ 5,794,000   $16,492,883
921   Office Supplies
       and Expenses          13,328,349    7,226,550    20,554,899                              13,328,349   7,226,550    20,554,899
922   Administrative
       Expense Transferred
       - Credit              (4,199,341)  (2,276,857)   (6,476,198)                             (4,199,341) (2,276,857)  (6,476,198)
923   Outside Services
       Employed               2,493,536    1,351,980     3,845,516  201,437  119,049   320,486   2,694,973   1,471,029     4,166,002
924   Property Insurance            846          459         1,305                                     846         459         1,305
925   Injuries and Damages        1,500          813         2,313                                   1,500         813         2,313
926   Employee Pensions
       and Benefits             203,264      110,209       313,473                                 203,264     110,209       313,473
928   Regulatory Commission
       Expense
930.1 General Advertising
       Expenses
930.2 Miscellaneous General
       Expenses                  14,474        7,848        22,322                                  14,474       7,848        22,322
931   Rents                   1,087,457      589,613     1,677,070                               1,087,457     589,613     1,677,070
932   Maintenance of
       Structures and
       Equipment                     78           42           120                                      78          42           120
403   Depreciation and
       Amortization Expense
408   Taxes Other Than
       Income Taxes
409   Income Taxes
410   Provision for Deferred
       Income Taxes
411   Provision for Deferred
       Income Taxes - Credit
411.5 Investment Tax Credit
426.1 Donations
426.4 Political Contributions       271          147           418                                     271         147           418
426.5 Other Deductions
427   Interest on Long
       -Term Debt
431   Other Interest Expense
                            --------------------------------------------------------------------------------------------------------
            TOTAL EXPENSES   23,583,357     12,786,753  36,370,110  247,397  137,100   384,497  23,830,754  12,923,853    36,754,607
                            --------------------------------------------------------------------------------------------------------
      Compensation for use
       of Equity Capital
430   Interest on Debt to
       Associate Companies
                            --------------------------------------------------------------------------------------------------------
     TOTAL COST OF SERVICE  $23,583,357    $12,786,753 $36,370,110 $247,397 $137,100  $384,497  $23,830,754  $12,923,853 $36,754,607
                            ========================================================================================================

                                                             18 of 28 pages



                      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                                        For the Year Ended December 31, 1996

               Schedule XVII - Schedule of Expense Distribution by Department or Service Function


Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:
Uniform System of Accounts).

                                                                                          DEPARTMENT OR SERVICE FUNCTION
Acct.                      Total                   Demand Side                                     Bulk       Entergy    Technical
Number  Description        Amount      Executive   Management  Development   Legal      Adminis-   Power      Power Mktg Services
        of Items                                                                        tration
920   Salaries and Wages   $17,064,825 $2,611,749  $  776,861  $ 4,878,554  $1,106,872  $1,781,959 $  888,973 $1,104,941 $3,914,915
921   Office Supplies and
       Expenses              8,443,813  1,624,401     188,017    3,210,795     432,966   1,157,816    161,359    325,017  1,343.446
922   Admin. Exp.
       Transferred-Credit   (4,199,340)   (39,793)              (2,382,561)   (454,098)   (382,355)                        (940,534)
923   Outside Services
       Employed             12,324,987  2,948,276   3,596,415    2,516,423   1,688,292     719,009    138,554    401,310    316,711
924   Property Insurance       828,330                             798,347                  29,983
925   Injuries and Damages      77,550                               9,629                  67,863                     57
926   Employee Pensions
       and Benefits            679,502    122,879       5,386      198,555         681     307,015                  4,170    40,814
928   Regulatory Commission
       Expense
930.1 General Advertising
       Expenses                      0
930.2 Miscellaneous General
       Expenses                 40,961     57,751                  (17,380)                    515                     75
931   Rents                  1,778,426      1,200       1,171    1,222,452                 520,880                  7,642    25,080
932   Maint. of Structures
       and Equipment               669                                  78                     591
940   Active Development
403   Depreciation and
       Amortization Exp.       891,920    619,161     114,612      138,986                   2,336                  7,181     9,643
408   Taxes Other Than
       Income Taxes            221,306                               4,367                  62,001    154,938
409   Income Taxes             364,180               (657,396)                           1,012,567                            9,009
410   Provision for
       Deferred Inc. Taxes  (1,333,051)              (987,311)                            (341,957)                          (3,783)
411   Provision for
       Deferred Inc.
       Taxes-Credit
411.5 Investment Tax Credit
426.1 Donations                  4,900      4,000                      650                     250
426.4 Political
       Contributions
426.5 Other Deductions          17,447     15,564                                            1,885
427   Interest on
       Long-Term Debt
431   Other Interest
       Expense                      45                                                          45
                           --------------------------------------------------------------------------------------------------------
      TOTAL EXPENSES       $37,206,470 $7,965,188  $3,037,755  $10,578,895  $2,774,713  $4,940,403 $1,343,824 $1,850,393 $4,715,301
                           ========================================================================================================
                                                             19 of 28 pages


                      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                                       For the Year Ended December 31, 1996

               Schedule XVII - Schedule of Expense Distribution by Department or Service Function


Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:
Uniform System of Accounts).

                                                                     DEPARTMENT OR SERVICE FUNCTION
    Acct.
    Number      Description of Items
    920         Salaries and Wages
    921         Office Supplies and Expenses
    922         Admin. Exp. Transferred-Credit                                   This page is not used
    923         Outside Services Employed
    924         Property Insurance
    925         Injuries and Damages
    926         Employee Pensions and Benefits
    928         Regulatory Commission Expense
    930.1       General Advertising Expenses
    930.2       Miscellaneous General Expenses
    931         Rents
    932         Maint. of Structures and Equipment
    940         Active Development
    403         Depreciation and Amortization Exp.
    408         Taxes Other Than Income Taxes
    409         Income Taxes
    410         Provision for Deferred Inc. Taxes
    411         Provision for Deferred Inc. Taxes-Credit
    411.5       Investment Tax Credit
    426.1       Donations
    426.4       Political Contributions
    426.5       Other Deductions
    427         Interest on Long-Term Debt
    431         Other Interest Expense

                                                      TOTAL EXPENSES

                                                             20 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

             Departmental Analysis of Salaries - Account 920

                                                 Departmental Salary Expense
         Name of Department                         Included in Amounts Billed to      Number of
      Indicate each department          Total      Parent      Other         Non       Personnel
        or service function            Amount      Company   Associates  Associates   End of Year
Executive                             $2,611,749             $2,514,417    $9,797           2
Development                           11,564,245             11,133,282    43,378          78
Legal                                  1,106,872              1,065,622     4,152           4
Administration                         1,781,959              1,715,551     6,684          16

                                     --------------------------------------------------------
                         TOTAL       $17,064,825            $16,428,872   $64,011         100
                                     ========================================================

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

                 Outside Services Employed - Account 923


Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                Relationship
                                              "A" - Associate
                                                "NA" - Non
    From Whom Purchased          Address         Associate     Amount

See pages 21-A thru 21-F                                      $12,324,987
                                                              ===========



                              21 of 28 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                  Outside Services Employed - Account 923


                                                                        Relationship
                                                                        "A"- Associate
                                                                         "NA" - Non
        From Whom Purchased            Address                            Associate     Amount
Akin, Gump, Strauss, Hauer          1900 Penzoil Place                       NA           227,932
                                    So. Tower 711 Louisiana Street
                                    Houston, TX  77002

Arthur, Robinson & Hedderwicks      GPO Box 1776Q                            NA            40,455
                                    Melbourne, Australia

Black & Veatch                      P.O. Box 27-258                          NA           116,193
                                    Kansas City, MO  64180

Booz-Allen & Hamilton               P.O. Box 10655                           NA           297,514
                                    Newark, NJ  07193

Braunstein, Stephen                 816 Congress Avenue                      NA           149,154
                                    Suite 1100
                                    Austin, TX  78701

Buchanan Ingersoll                  One Oxford Centre                        NA           153,197
                                    301 Grant Street
                                    Pittsburgh, PA  15219

Carregal & Funes                    Chemical Bank                            NA           186,995
                                    Enhiesta, SA

Chadbourne & Parke                  1101 Vermont Avenue NW                   NA           228,803
                                    Washington, D. C.  20005

Clifford Chance                     30th Floor Jardine House                 NA           146,584
                                    One Connaught Place
                                    Hong Kong

China International Engineering     No. 32 Che Chong                         NA            61,750
                                    Zhuang Xilu
                                    Beijing  100044, China

Coopers & Lybrand                   317 Seventeenth Street                   NA           687,351
                                    Denver, CO  80202

Computer Systems Authority          6800 LBJ Freeway                         NA            26,797
                                    Suite 181
                                    Dallas, TX  75240


                              21A of 28 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                   Outside Services Employed - Account 923

                                                                        Relationship
                                                                        "A"- Associate
                                                                         "NA" - Non
        From Whom Purchased            Address                            Associate     Amount

Cyberlan Techonologies              P.O. Box 16443                           NA            58,290
                                    Little Rock, AR  72231

ENSR Consulting                     P.O. Box 17589                           NA            25,663
                                    Newark, NJ  07194

Entergy                             P.O. Box 61830                            A           201,437
                                    New Orleans, LA  70161

Entergy Services, Inc.              639 Loyola Avenue                         A         2,881,154
                                    New Orleans, LA  70113

Friday, Eldridge & Clark            400 West Capitol                         NA           134,729
                                    Little Rock, AR  72201

F.G. Hyde, Inc.                     16316 E. Soriano Dr.                     NA            87,155
                                    Hacienda Heights, CA  91745

GECC                                P.O. Box 318, Church St                  NA           133,629
                                    Station, NY  10008-0318

Gordon, Arata, McCollam             201 St Charles Ave
                                    40th Floor                               NA           187,777
                                    New York, NY  70170

Hambros Corp.                       Level 33 Collinswales House              NA            30,801
                                    Collins Street
                                    Melbourne, Victoria  3000

Harteneck Lopez y Cia               10 East 50th Street                      NA            68,380
                                    Swiss Bank Corp
                                    New York, NY

Heidrick & Struggles                P.O. Box 92227                           NA            35,284
                                    Chicago, IL  60675-4590

Hunton & Williams                   200 Park Ave                             NA            26,294
                                    New York, NY  10166

IBJ Schroder Bank & Trust Co.       No. 1 State Street                       NA            70,000
                                    New York, NY  10004



                               21B of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                  Outside Services Employed - Account 923

                                                                        Relationship
                                                                        "A"- Associate
                                                                         "NA" - Non
        From Whom Purchased            Address                            Associate     Amount

ILEX Association                    104 Gloucester Green                     NA            29,444
                                    Oxford, UK  OXI 2HR

Inform                              500 N. Michigan Ave                      NA           161,485
                                    Suite 1600
                                    Chicago, IL  60611

N. Hunter Johnston                  1776 Eye Street NW, Ste. 245             NA            66,745
                                    Washington, D.C.  20006

Howard Karren                       2701 Westheimer                          NA            56,844
                                    Suite 11-H
                                    Houston, TX  77098

Lamalie Amrop International         P.O. Box 340468                          NA            95,535
                                    Tampa, FL  33694

Locke Purnell Rain Harrell          2200 Ross Avenue, Ste. 2200              NA           442,145
                                    Dallas, TX  75201

Charlene Marsh                      3 Coray Circle                           NA            48,525
                                    Little Rock, AR  72211

McDermott, Will & Emery             50 Rockefeller Plaza                     NA           300,300
                                    New York, NY  10020-1605

M.W. Rice                           2222 Breckenridge                        NA            40,191
                                    Little Rock, AR  72207

Mayer Brown & Platt                 190 South Lasalle Street                 NA           229,606
                                    Chicago, IL  60604

Antonia Meneses                     13605 S. Divine Hwy                      NA            45,193
                                    Ste 136-508
                                    Miami, FL  33176

Irvine Mermelstein                  1570 Kuehnle Ave                         NA            33,436
                                    Ann Arbor, MI  48103

Metzler & Associates                520 Lake Cook Road                       NA           838,643
                                    Deerfield, IL  60015



                            21C of 28 pages


   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                     For the Year Ended December 31, 1996

                    Outside Services Employed - Account 923

                                                                        Relationship
                                                                        "A"- Associate
                                                                         "NA" - Non
        From Whom Purchased            Address                            Associate     Amount

Montagu-Smith & Co., Ltd.           11 Maunsel Street                        NA           115,124
                                    Westminister, London  SWIP 2QL

Morrison & Foerster LLP             P.O. Box 60000                           NA            81,055
                                    San Francisco, CA  94160

Organization Resources              1211 Ave of theAmericas                  NA            43,034
                                    New York, NY  10036

Overseas Private Investment Co.     1100 New York Ave N.W.                   NA            30,000
                                    Washington, DC  20527-0001

Carlo Pellegatta                    CP Marketing                             NA            79,526
                                    Via A Dello Pergola II
                                    Milan, Italy  20159

Phelps Dunbar                       400 Poydras Street                       NA           569,811
                                    Texaco Center
                                    New Orleans, LA  70130

Pillsbury Madison & Sutro           P.O. Box 60000                           NA            67,142
                                    San Francisco, CA  94160

Power Management                    P.O. Box 26945
                                    Greenville, SC  29615

Price Waterhouse                    P.O. Box 890377                          NA            31,640
                                    Dallas, TX  75389-0377

RHR International                   P.O. Box 95122                           NA            61,845
                                    Chicago, IL  60694

Reid & Priest                       40 West 57th Street                      NA           359,799
                                    New York, NY  10019

Kevin Resch                         15225 Pocahantos Rd                      NA            80,500
                                    Apple Valley, CA  92307

Risk Advisory                       300-300 Fifth Avenue SW                  NA            36,074
                                    Calgary, Alberta  T2P 3C4

Clair Ross                          #3 Financial Center                      NA            27,300
                                    Little Rock, AR  72211

                          21D of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                  Outside Services Employed - Account 923

                                                                        Relationship
                                                                        "A"- Associate
                                                                         "NA" - Non
        From Whom Purchased            Address                            Associate     Amount

SSI, Inc.                           dba Spencer Stuart                       NA           262,552
                                    P.O. Box 98991
                                    Chicago, IL  60693

Signet International                P.O. Box 22                              NA            39,467
                                    Mabelvale, AR  72103

Simpson Crowden Consultants, Ltd.   97/99 Park Street                        NA            65,253
                                    London  WIY3HA

Simpson Thatcher & Bartlett         Asia Pacific Finance Tower, 32nd Floor   NA            46,446
                                    3 Garden Road
                                    Central, Hong Kong

Skadden, Arps, Slate, Meagher       919 Third Ave                            NA           237,562
                                    New York, NY  10022

Stone & Webster                     P.O. Box 1611                            NA            27,031
                                    Boston, MA  02205-1611

David Stoner                        3136 Ridgefield Road                     NA            38,612
                                    Charlottesville, VA  22911

Stroock, Stroock & Lavan            2029 Century Park East                   NA            97,100
                                    Suite 1800
                                    LosAngeles, CA  90067

Michael J. Suter                    1206 California Street                   NA            67,935
                                    Huntington Beach, CA  92648

TRG Associates                      50 York Street                           NA            54,058
                                    Guilford, CT  06437

Thoma & Thoma Creative Svcs.        2107 South Broadway                      NA            84,126
                                    Little Rock, AR  72206

Clayton Utz                         Level 27-35                              NA            28,241
                                    No. 1 O'Connell Street
                                    Sydney, NSW  2000

Williams & Anderson                 111 Center Street, 22nd Floor            NA            32,760
                                    Little Rock, AR  72201


                          21E of 28 pages


    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

                 Outside Services Employed - Account 923

                                                                        Relationship
                                                                        "A"- Associate
                                                                         "NA" - Non
        From Whom Purchased            Address                            Associate     Amount

Winthrop, Stimson, Putnam           One Battery Park Plaza                   NA            52,702
                                    New York, NY  10004-1490

Phil Young                          Three Financial Center                   NA            35,200
                                    Little Rock, AR  72211

Zai*Net Software, Inc.              747 Third Ave                            NA            50,018
                                    New York, NY  10017

Others (144)                        Various                                               871,664

                                                                                      -----------
Total                                                                                 $12,324,987
                                                                                      ===========



                              21F of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

              Employee Pensions and Benefits - Account 926


Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

        Description                              Amount

Moving Expense Reimbursement                    $661,126
Other                                             18,376
                                                --------
                              TOTAL             $679,502
                                                ========


  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

               General Advertising Expenses - Account 930.1


Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

                             Name of Payee Amount                   Amount

      None


                                                                     ---
                                              TOTAL                   $0
                                                                     ===


                                 22 of 28 pages

 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

              Miscellaneous General Expenses - Account 930.2


Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

          Description                                        Amount

Director Fees and Expenses                                  $27,371
Miscellaneous                                                13,590

                                                            -------
                                         TOTAL              $40,961
                                                            =======


ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                 For the Year Ended December 31, 1996

                          Rents - Account 931


Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

     Type of Property                                Amount

Building                                           $1,728,693
Office Equipment                                       49,733

                                                   ----------
                                   TOTAL           $1,778,426
                                                   ==========



                          23 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

               Taxes Other Than Income Taxes - Account 408


Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
(2) U.S. Government taxes.   Specify each of the various kinds of taxes and
show the amounts thereof.  Provide a subtotal for each class of tax.

         Kind of Tax                                     Amount

Franchise                                                $216,939
Social Security Tax (Argentina)                             4,367

                                                         --------
                                       TOTAL             $221,306
                                                         ========

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                          Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient                                                Amount


Baptist Health      Corporate sponsorship                        $3,000
Others (6)          Various charitable and educational            1,900

                                                                 ------
                                             TOTAL               $4,900
                                                                 ======


                             24 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                   For the Year Ended December 31, 1996

                    Other Deductions - Account 426.5


Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

       Description                   Name of Payee               Amount

Club Membership and Dues               Various                  $17,447
                                                                -------
                                             TOTAL              $17,447
                                                                =======

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                  For the Year Ended December 31, 1996

               Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14A - 14F




                              25 of 28 pages

ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                 For the Year Ended December 31, 1996

  Schedule XIX - Annual Report of Entergy Integrated Solutions, Inc.

                       UNITED STATES OF AMERICA
             BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.




In the Matter of                             .
                                             .
Entergy Corporation                          .
Entergy Enterprises, Inc.                    .
Entergy Integrated Solutions, Inc.           .
(formerly Entergy Systems and Service, Inc.  .
and prior thereto Systems and                .
Service U.S.A., Inc.)                        .    CERTIFICATE PURSUANT
                                             .    TO RULE 24
     File No. 70-7947                        .
     File No. 70-8509                        .
                                             .
(Public Utility Holding Company              .
          Act of 1935)                       .

      Pursuant  to  Rule 24 promulgated by the Securities and  Exchange

Commission (SEC) under the Public Utility Holding Company Act of  1935,

as  amended, modified by the application(s)-declaration(s) in the above referenced  files and the related orders dated December  28,  1992  and

July 27, 1995 (collectively, the "Orders"), this is to certify that the

following  paragraphs  report  transactions  carried  out  by   Entergy

Integrated Solutions, Inc. (EIS)<FN1> during the three (3) month and twelve

(12)   month  periods  ended  December  31,   1996  pursuant   to   the

authorization  of  the  SEC and provide such other  information  as  is required  to  be  reported in accordance with  the  provisions  of  the

Orders.



I.   Development of Energy Efficiency Technology and Manufacturing
Processes of   Systems & Service International, Inc. (SASI)

       Due  to  repeated failures by SASI to make progress in  lowering overall  production  costs  and the availability  of  other  electronic ballasts  from  other manufacturers at lower cost,  EIS  suspended  its purchase  of  Ballast units from SASI in the fourth  quarter  of  1996.

Given the reduced manufacturing orders, SASI was unable to sustain  its

manufacturing  operations  and  ceased  production  of   all   products

(including  the  Monitor)  in  the same  quarter.   As  a  result,  the

Exclusive Distribution Agreement and Manufacturing Agreement with  SASI were formally terminated on or about January 20, 1997.  Consistent with

EIS' authorization to engage in the energy management services business

(and  to  acquire technologies related thereto), effective January  29,

1997,  EIS exercised its option to purchase all of SASI's right,  title and  interest  to  the Monitor technology for the sum  of  $250,000.00.

This  acquisition was made necessary by EIS' extensive use and reliance on SASI's Monitor in its business operations.  The Monitor is currently

being   produced  for  EIS  by  another  manufacturer.   Since  Ballast

inventories  are  adequate, the Ballast is not being produced  at  this time.


II.  Use of SASI's Products Within the BASE Region


      EIS  has  utilized the Monitor and the Ballast in energy  service applications  in the "Base Region."  The following is a  summary  which indicates  such  installations and projected energy conservation  which will result in savings of generating capacity.


          Number of                Annual Projected
        Installations                   Savings
                                    kw's        kwh's

              19                   18.08     151,040.11

III. Other SASI Transactions

     Due to the cessation of SASI's business operations in the fourth quarter of 1997 (see II above), EIS exercised its rights under the $2.7 million promissory note (the "Note") issued by SASI on December 29, 1992 (in connection with the initial EIS-SASI transactions). On January 29, 1997, the parties agreed that SASI's remaining obligations under the Note would be satisfied through the reduction of future payments due and payable by EIS under the Asset Purchase Agreement between EIS and SASI, dated April 29, 1995 (reported in EIS' Supplement Certificate Pursuant to Rule 24, dated May 5, 1995).

IV.  Future Reporting Re: SASI and SASI Products

     Inasmuch as the Exclusive Distribution Agreement and Manufacturing Agreement between EIS and SASI have been terminated and SASI has ceased business operations (see II above), EIS proposes to discontinue any further reports on the development of SASI's energy efficiency technology and manufacturing processes, as well as the use of SASI's products within the Base Region. EIS will continue to report all other information that is required to be submitted pursuant to the Orders.

V.   Summary of Total Assets and Revenues of EIS By Type of Activity


                 Energy Management                Funding of other
                      & DSM         Consulting      Contractors

Total Assets*    $90,902,709.13         $0              $0

Total Revenues    $9,988,116.17         $0              $0



*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general business operations.

VI.  Summary of Total Assets and Revenues of EIS By Geographic Region



                    Base Region      U.S. (excluding Base    World (excluding
                                          Region)                 U.S.)
Total Assets **    $24,071,599.79     $43,163,357.29              $0

Total Revenues      $3,279,720.34      $6,708,395.83              $0



**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.



VII. Financial Statements



     EIS's unaudited Balance Sheets, as of December 31, 1996, and as of the  reporting date, respectively, and Income Statements for the  three month  period  ending December 31, 1996, and for the calendar  year  to date, respectively, are attached hereto.



VIII.     Information Reported on an Annual Basis

     A.   Statement of Estimated Kilowatts Saved (12 months ending

12/31/96)

                                      Base Region   Outside Base Region

Energy Management Services              3,724.78       11,042.42

DSM Services (Utility Sponsor)               - 0 -        - 0 -

     B.   Terminated and/or Canceled Contracts

                                   Contract  Amount of Loss    Reason for
Customer                            Value    to Entergy       Termination/Cancellation
Munro Petroleum & Terminal Corp    $111,230  $ 25,728       Irreconcilable differences
Hershey Energy Systems               24,285    24,285       relating to the system's energy
Roanoke Retail Corp                  20,940    20,940       efficiency level.
Ft. Myers Retail Corp                20,666    20,666           "
Alabama Lighting Maintenance         17,848    17,848           "
Chicago Edison                       16,082    16,082           "
Canadian SASI                        15,847    15,847           "
Jr. Food Mart of Arkansas            13,783    13,783           "
Lewis Corporation                    57,818    52,709           "
Georgia Lumen Maintenance            13,044    13,044           "
Illinois System & Service            10,671    10,671           "
Interstate North Sports Assoc.       10,548    10,548           "
Misc customers (< $10,000)          259,148   185,529           "
Misc HES customers (< $10,000)      264,399   264,399           "

     C.   Bad Debt Expenses

Customer                           Amount of Bad Debt Expense or Loss
Munro Petroleum & Terminal Corp                   $ 34,411
Hershey Energy Systems                              24,285
Roanoke Retail Corp                                 20,940
Ft. Myers Retail Corp                               20,666
Alabama Lighting Maintenance                        17,848
Chicago Edison                                      16,082
Canadian SASI                                       15,847
Jr. Food Mart of Arkansas                           13,783
Lewis Corporation                                   13,342
Georgia Lumen Maintenance                           13,044
Illinois System & Service                           10,671
Interstate North Sports Assoc.                      10,548
Misc customers (< $10,000)                         185,529
Misc HES customers (< $10,000)                      40,340

     D.   Schedule of Projects Over $100,000

                         EMS or DSM          Investment     Estimate Future
Customer                 Services               Total       Project Value
Century Graphics              EMS             $ 42,448        $ 57,912
Kroger                        EMS               40,127          62,767
Con-way Central Express       EMS               68,983          36,554
IH-10 Bowl                    EMS               46,225          59,485
McKesson                      EMS               65,096          42,236
B & K Foods                   EMS               28,091          79,436
Villa Rica Supermarket        EMS               35,890          74,060
East Hills Athletic Club      EMS               40,564          71,229
Meiners' Country Mart         EMS               24,359          88,176
Craig Collection              EMS               40,059          78,680
Celotex                       EMS               27,249          93,364
Saia Motor Freight            EMS               59,805          66,382
Blue Springs Ford Sales       EMS               54,860          72,512
Fair Oaks Ford                EMS               51,303          78,014
Main Street Foods             EMS               17,060         118,018
Merchants Transfer            EMS               25,394         112,568
East Hills Athletic Club      EMS               66,758          72,618
United Parcel Service         EMS              194,079         108,548
Fleming Companies             EMS               45,073         121,621
Williamson Cadillac           EMS               69,004         111,749
Tooling Specialists           EMS               49,655         147,685
Triangle Auto Center          EMS               63,562         143,293
Hyatt Corp                    EMS              223,306          24,306
Delta Beverage Group          EMS              107,615         146,124
Celotex Corp                  EMS               67,195         191,578
Koons of Tysons Corner        EMS              159,578         178,799
Weavexx                       EMS              206,851         177,266
All Star Dodge                EMS               21,812          78,265
Alcoa Closure Systems         EMS               75,157          25,308
Bohn Bros                     EMS               40,553          60,001
Combined Entertainment        EMS               29,066          71,678
Fleming Companies             EMS               19,398          81,387
George Ballas Buick-GMC       EMS               21,330          80,350
Rice Enterprises              EMS               31,946          73,727
Scarborough Tennis East Club  EMS               38,489          70,941
Spreen                        EMS               21,505          88,231
Canyon Automotive             EMS               28,692          82,138
Gerry Lane Enterprises        EMS               62,783          52,546
Fleming Supermarkets          EMS               52,664          64,856
McCormick & Company           EMS               30,611          87,399
Kustom Fit                    EMS               46,951          73,097
Fleming Supermarkets          EMS               45,599          74,570
Metro Toyota                  EMS               29,940          90,351
Kroger                        EMS               60,035          61,899
Fleming Companies             EMS               63,787         186,163
Suttle Motor                  EMS               41,845          89,510
Freedom Ford                  EMS               34,057          99,023
Eskridge Oldsmobile           EMS               33,939         101,802
Kroger                        EMS               59,501          76,337
Cameron                       EMS               41,254          95,163
R & B Holding Co              EMS               93,847          43,476
Parkway Pontiac               EMS              119,938          24,884
Beck Oil                      EMS               42,459         104,796
Kroger                        EMS               53,583          95,360
Fleming Supermarkets          EMS               41,436         114,101
Rockenbach Chevrolet Sales    EMS               33,481         125,641
Fleming Supermarkets          EMS               41,767         134,550
Miracle Recreation Equipment  EMS              125,624          58,128
Tifton Aluminum               EMS               93,801          93,900
Fleming Supermarkets          EMS               60,268         131,362
Altec Industries              EMS               70,965         128,475
Weavexx                       EMS              154,019          47,540
GE Lighting                   EMS              275,124         (59,844)
SD Warren                     EMS               75,782         145,090
Brother Industries            EMS              140,749          81,086
International Tennis Corp     EMS               95,183         144,244
Zinn Company                  EMS               88,462         167,888
Don Bohn Ford                 EMS              129,714         130,164
Fleming Companies             EMS               83,388         193,419
Westpoint Stevens             EMS              283,117            (192)
Kroger                        EMS               76,712         224,100
Joseph T. Ryerson & Son       EMS              158,985         202,274
Landmark Chevrolet            EMS              268,284         151,716




_______________________________
<FN1> By amendment to its Certificate of Incorporation, Entergy Systems and
      Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996

Entergy Integrated Solutions Inc.
Statement of Operations
Quarter Ended December 31, 1996
(Unaudited)

Revenue                                      $        9,988,116.00

Operating Expense                                     9,926,344.00
                                             ---------------------
Gross Margin                                             61,772.00

Selling Expense                                       4,127,551.00
Marketing                                             1,108,888.00
Administrative & General Expense                      3,637,407.00
Other Expense/Income                                 18,692,555.00
                                             ---------------------
Net Operating Profit (Loss) Before Taxes            (27,504,629.00)

Income taxes                                         (9,675,896.00)
                                             ---------------------
Net Profit (Loss)                            $      (17,828,733.00)
                                             =====================

Entergy Integrated Solutions Inc.
Balance Sheet
December 31, 1996
(Unaudited)

ASSETS

Current assets:
   Cash and cash equivalents                    $    16,183,050.62
   Accounts receivable                                2,946,133.16
   Other current assets                                 165,794.73
                                                ------------------
      Total current assets                           19,294,978.51
                                                ------------------

Investments:
   Investment in SASI, Inc.                               -
   Note receivable - SASI, Inc.                       2,430,000.00
   HES service contracts, net                         2,726,102.33
                                                ------------------
      Total investments                               5,156,102.33
                                                ------------------

Fixed Assets:
   Furniture and equipment, net                      11,171,644.00
   Intangible assets, net                               310,500.85
   Equipment inventory held for installation         23,667,752.05
   Installations in process                           6,749,751.45
   Installed equipment                               54,812,970.14
                                                ------------------
      Total fixed assets                             96,712,618.49
                                                ------------------

Deferred Debits:
   Miscellaneous deferred debits                      9,238,003.39
   SASI technology                                        -
   Deferred income taxes                              9,099,544.66
   Other assets, net                                  2,299,692.54
                                                ------------------
      Total deferred debits                          20,637,240.59
                                                ------------------

      TOTAL ASSETS                              $   141,800,939.92
                                                ==================

Entergy Integrated Solutions Inc.
Balance Sheet
December 31, 1996
(Unaudited)

LIABILITIES AND CAPITAL

Current & accrued liabilities:
   Accounts payable                                      $    1,048,152.82
   Accrued liabilities                                       10,591,174.34
   Current portion of capital lease obligations                 107,298.23
                                                         -----------------
      Total current & accrued liabilities                    11,746,625.39
                                                         -----------------

Long-term liabilities:
   Note payable - Entergy Corp.                                   -
   Capital lease obligations                                     83,214.84
   Other long-term liabilities                                6,200,367.00
                                                         -----------------
      Total long-term liabilities                             6,283,581.84
                                                         -----------------

Deferred Credits:
   Service contract revenue                                  46,151,364.94
                                                         -----------------
      Total deferred credits                                 46,151,364.94
                                                         -----------------

Capital:
   Common stock, no par value, 50,000 shares authorized,
   13,500 shares issued and outstanding                      13,500,000.00
   Paid in capital                                          150,000,000.00
   Accumulated deficit                                      (85,880,632.25)
                                                         -----------------
      Total capital                                          77,619,367.75
                                                         -----------------

      Total liabilities and capital                      $  141,800,939.92
                                                         =================

Entergy Integrated Solutions Inc.
Total Assets & Revenues by Activity
December 31, 1996
(Unaudited)



Assets by Activity:
  Energy Management & DSM Services      $    90,902,709.13
                                        ==================


Revenues by Activity:
  Energy Management & DSM Services      $     9,988,116.00
                                        ==================

Entergy Integrated Solutions Inc.
Total Assets & Revenues by Geographic Region
December 31, 1996
(Unaudited)



Assets by Region:
  Inside Base Region                 $    24,071,599.79

  Outside Base Region                     43,163,357.29
                                     ------------------
    Total Assets                          67,234,957.08
                                     ==================


Revenues by Region:
  Inside Base Region                 $     3,279,720.34
  Outside Base Region                      6,708,395.83
                                     ------------------
    Total Revenues                         9,988,116.17
                                     ==================

Entergy Integrated Solutions Inc.
Statement of Operations
Year-To-Date Ended March 31, 1997
(Unaudited)

Revenue                                      $       9,416,608.00

Operating Expense                                    6,844,702.00
                                             --------------------
Gross Margin                                         2,571,906.00

Selling Expense                                      4,094,105.00
Marketing Expense                                      115,527.00
Administrative & General Expense                     4,038,542.00
Other Expense/Income                                 2,486,971.00
                                             --------------------
Net Operating Profit (Loss) Before Taxes            (8,163,239.00)

Income taxes                                        (2,946,957.00)
                                             --------------------
Net Profit (Loss)                            $      (5,216,282.00)
                                             ====================

Entergy Integrated Solutions Inc.
Balance Sheet
March 31, 1997
(Unaudited)

ASSETS

Current assets:
   Cash and cash equivalents                    $     11,870,730.58
   Accounts receivable                                 2,806,201.68
   Other current assets                                  295,037.79
                                                -------------------
      Total current assets                            14,971,970.05
                                                -------------------

Investments:
   Investment in SASI, Inc.                               -
   Note receivable - SASI, Inc.                           -
   HES service contracts, net                          2,493,213.11
                                                -------------------
      Total investments                                2,493,213.11
                                                -------------------

Fixed Assets:
   Furniture and equipment, net                       10,442,842.91
   Intangible assets, net                                232,875.64
   Equipment inventory held for installation          15,294,754.89
   Installations in process                           10,341,457.90
   Installed equipment                                62,093,189.25
                                                -------------------
      Total fixed assets                              98,405,120.59
                                                -------------------

Deferred Debits:
   Miscellaneous deferred debits                       9,348,093.88
   SASI technology                                     1,100,000.00
   Deferred income taxes                              12,046,500.85
   Other assets, net                                   2,213,037.15
                                                -------------------
      Total deferred debits                           24,707,631.88
                                                -------------------

      TOTAL ASSETS                              $    140,577,935.63
                                                ===================

Entergy Integrated Solutions Inc.
Balance Sheet
March 31, 1997
(Unaudited)

LIABILITIES AND CAPITAL

Current & accrued liabilities:
   Accounts payable                                       $       482,917.52
   Accrued liabilities                                          7,462,340.71
   Current portion of capital lease obligations                   107,298.23
                                                          ------------------
      Total current & accrued liabilities                       8,052,556.46
                                                          ------------------

Long-term liabilities:
   Note payable - Entergy Corp.                                     -
   Capital lease obligations                                       51,564.21
   Other long-term liabilities                                  4,727,119.49
                                                          ------------------
      Total long-term liabilities                               4,778,683.70
                                                          ------------------

Deferred Credits:
   Service contract revenue                                    55,343,609.50
                                                          ------------------
      Total deferred credits                                   55,343,609.50
                                                          ------------------

Capital:
   Common stock, no par value, 50,000 shares authorized,
   13,500 shares issued and outstanding                        13,500,000.00
   Paid in capital                                            150,000,000.00
   Accumulated deficit                                        (91,096,914.03)
                                                          ------------------
      Total capital                                            72,403,085.97
                                                          ------------------

      Total liabilities and capital                       $   140,577,935.63
                                                          ==================

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                          Organization Chart

                            See pages 27-A




                         Methods of Allocation

Indirect costs are allocated monthly to each project on the direct dollars charged to the project.


         Annual Statement of Compensation for Use of Capital Billed

                            - Not applicable -

                        Disclaimer of Subsidization

Enterprises represents that no Domestic Associate Company has subsidized the operations of Central Costanera, S.A. or Edesure, S. A. and, further, that the transfer of any personnel from, and the rendering of services by the Domestic Associate Companies in connection with these companies have not adversely affected the services provided by such companies to their respective customers.

                              27 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                           Organization Charts

                   For the Year Ended December 31, 1996


Ed Lupberger - Chairman of the Board & President

   Michael Bemis - Executive Vice President

   Terry Ogletree - Executive Vice President

   John Brayman - Executive Vice President

   Gerald McInvale - Executive Vice President, Chief Financial Officer &
     Treasurer

   Mike Thompson - Senior Vice President, Chief Legal Officer & Secretary

         Robert Cushman - Vice President - Finance

         Robert Keegan - Vice President

         Lawrence Folks - Vice President

         Kenneth Oberg - Vice President - Operations

         Charles Brown III - Vice President

         Herbert Zureich Jr. - Vice President

         David Carter - Vice President

         John Ludwig - Vice President

         William Regan - Vice President - Treasurer

         Fred Nugent - Asst. Secretary

         Stephen Refsell - Asst. Secretary


                        28 of 28 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

                       Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                 Entergy Enterprises, Inc.
                                (Name of Reporting Company)

                                 By:  /s/ Gerald D. McInvale
                                 (Signature of Signing Officer)



                                Gerald D. McInvale, Executive Vice President
                                  Chief Financial Officer and Treasurer
                                 (Print Name and Title of Signing Officer)



Date: May 1, 1996

                        28 of 28 pages